Canagold Successfully Produces Physical Antimony Metal Grading Over 99% Sb from New Polaris Concentrate

Vancouver, B.C. - October 6, 2026 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) ("Canagold" or the "Company") is pleased to announce that it has successfully produced physical antimony metal from concentrate, generated at its New Polaris gold-antimony project in northwest British Columbia, Canada. This major technical milestone demonstrates that New Polaris has the potential to deliver not only gold, but also a finished, refined critical metal, marking a key step in advancing the Company's antimony production and value-enhancement strategy.

Building on previous locked-cycle flotation test work that generated a high-grade gold-antimony concentrate assaying 59.1% Sb and 98.3 g/t Au (see news release dated October 1, 2025), refining test work was conducted at Core Metallurgy Pty Ltd's ("Core") laboratory in Australia. Using an alkaline sulphide leach followed by electrowinning, the program achieved 99.7% antimony leach extraction and produced antimony metal grading greater than 99% Sb, demonstrating a pathway to take New Polaris concentrate all the way to high-purity refined metal.

Antimony Metal Production Highlights

  Physical Antimony Metal Produced: Refining test work successfully converted high-grade New Polaris antimony-gold concentrate into physical antimony metal grading greater than 99% Sb, using an alkaline sulphide leach and electrowinning process.
  High Leach Extraction: 99.7% of the antimony was extracted from the concentrate in the leach stage, demonstrating efficient recovery of antimony into solution ahead of electrowinning.
  Concentrate-to-Metal Pathway Demonstrated: Confirms the technical viability of converting New Polaris concentrate into a refined, marketable antimony metal product, creating an alternative to relying solely on the sale of concentrate to third-party smelters.
  Ongoing Optimization: Additional metallurgical test work and technical evaluations are planned to optimize process parameters and generate the data required for engineering and feasibility-level studies.

"Producing physical antimony metal from our own New Polaris gold-antimony concentrate is a important milestone for Canagold." stated Canagold's Chief Executive Officer, Catalin Kilofliski. "Antimony concentrate is typically sold to a limited number of smelters, most of them overseas, before it ever becomes usable metal. Demonstrating that we can take New Polaris concentrate all the way to refined metal, gives us the potential to capture more of the value chain and to supply a critical metal directly to North American and allied end users. Our Feasibility Study already demonstrates robust gold economics, and antimony metal represents meaningful additional upside potential. We are now working through the logistics, commercial terms, additional testing and operational details required to firm up this execution plan."

Image 1. Physical Antimony Metal Produced from New Polaris Concentrate

Why Physical Antimony Metal Matters

Antimony is designated a critical mineral by both Canada and the United States and is essential for defence and military applications, energy storage, flame retardants, semiconductors and solar glass. Global refining capacity is highly concentrated, with China historically accounting for the majority of the world's refined antimony supply, and recent export restrictions have exposed the vulnerability of Western supply chains. End users are therefore increasingly seeking secure sources of refined metal from stable jurisdictions. Antimony concentrates are generally sold to a limited pool of smelters at a discount to contained metal value and can be subject to treatment charges and penalties. By demonstrating that New Polaris concentrate can be refined into physical antimony metal, Canagold has opened the potential to capture a greater share of the antimony value chain, broaden its range of potential customers, and contribute to a secure North American source of this critical metal.

Next Steps

While further metallurgical test work will continue to optimize processing parameters, this program demonstrates that physical antimony metal can be produced from New Polaris concentrate. The Company will continue its metallurgical test work and technical evaluations to integrate antimony metal production into the broader project model, and is actively studying the transportation logistics, processing and refining options, potential off-take arrangements, and facility requirements needed to firm up its commercial plan.

About Core

Core Metallurgy Pty Ltd is an independent Brisbane (Australia)-based metallurgical project development firm serving the global mining industry. With a team of approximately 40 metallurgists, chemical and process engineers, and chemists, Core specializes in metallurgical testing, process engineering, flowsheet development and site support, providing practical and commercially focused solutions for complex mining projects.

Qualified Person

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Garry Biles, P.Eng., President & COO, is the Qualified Person for the Company and has prepared, validated, and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting activities on its projects.

About Canagold Resources Ltd.

Canagold Resources Ltd. is an advanced development company focused on advancing the New Polaris Gold-Antimony Project in northwestern British Columbia through permitting and toward production. The Company completed a Feasibility Study for New Polaris in 2025 and continues to advance the project through environmental assessment, permitting, technical studies and stakeholder engagement.

Canagold's objective is to responsibly develop New Polaris into a significant gold and antimony operation while creating long-term value for shareholders and meaningful benefits for Indigenous Nations and local communities.

"Catalin Kilofliski"

Catalin Kilofliski

Chief Executive Officer

For further information, please contact:

Catalin Kilofliski, Chief Executive Officer

CANAGOLD RESOURCES LTD

Catalin@canagoldresources.com

Tel: (604) 685-9700

Website: www.canagoldresources.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential to produce antimony metal from New Polaris concentrate on a commercial scale, the results of future metallurgical test work and process optimization, the integration of antimony metal production into the project model, transportation logistics, potential off-take arrangements and facility requirements, the potential to capture additional value from antimony, future performance of Canagold, and the Company's plans and development programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.